Jassmin McIver-Jones
Assistant Vice President
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

April 14, 2023

Mr. Alberto Zapata
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-248990; 811-08557; CIK: 0001048607
      Post-Effective Amendment No: 9 on Form N-6, Rule 485(a)
      Lincoln MoneyGuard Market Advantage®

Dear Mr. Zapata:

This is in response to your recent comments in the order in which they were received.  A strikethrough version of the prospectus containing these revisions will be provided under separate cover.

1.	General Comments:

a.	Please confirm all state variations are discussed within the prospectus.

Response:  We have confirmed all material state variations are discussed within the prospectus.

We have also updated certain sections within the prospectus that were not specifically commented on but felt for disclosure purposes needed to be addressed.

2.	Important Information You Should Consider About the Policy table (pgs. 6-8)

a.	Please remove the narrative under the table. This should be a global change.

Response:  Pursuant to your request we have removed the narrative under  the table and updated per the Form N-6.
b.	Please add additional disclosure under Investments within the Restrictions section of the table.

Response:  Pursuant to your request we have revised the disclosure accordingly.

3.	Overview of the Policy – subsection: What are the primary Features and options that the Policy offers (Tax Treatment) (pg. 9)

Please add applicable tax language regarding consequences in the event of a surrender if owner is under age 59 1/2.

Response:  Pursuant to your request, we have revised accordingly.

4.	Fee Table (pgs. 10-11)

a.	Please break out the Premium Tax as a separate line item and provide a narrative within the prospectus.

Response:   Pursuant to your request, we have revised accordingly.

b.	Please confirm footnote #1 is accurate.

Response:  Pursuant to your request, we have revised accordingly.

5.	Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses (pgs. 11-12)

Under Long-Term Care Rider please move the “*” to the first column after the rider name.

Response:  Pursuant to your request, we have revised accordingly.

6.	Annual Fund Expenses (p. 12)

Please consider significantly shortening the footnote and refer owner to the underlying fund prospectus for more information.

Response:  Pursuant to your request, we have revised accordingly

7.	Principal Risks of Investing in the Policy (pgs. 13-15)

a.
We have included a section titled “Investment Restriction Compliance” for additional disclosure per the comment to move narrative under Appendix A “Current Investment Restrictions for Optional Benefits” within the body of the rider.  Also, amended language regarding imposing restrictions.

8.	Policy Charges and Fees (pgs. 21-25)

a.	Premium Load; Net Premium – please explain supplementally if expenses will vary along with how and why they would vary and the impact.

Response:  This may vary per distribution channel, but will not exceed the maximum shown in the “Fee Table”.

b.	Please add a narrative for Premium Tax.

Response:  Pursuant to your request, we have revised accordingly.

9.	Other Benefits Available Under the Policy (pgs. 30-38)

a.	Please group all the Standard benefits and Optional benefits together per Item 11b. If possible, please list as they appear in the prospectus.

Response:  Pursuant to your request, we have revised accordingly.  Please be aware due to these changes there may be significant blacklining within the prospectus.

b.	Please change Premium Reserve Rider to Standard as it is issued with the policy.

Response:  Pursuant to your request, we have revised accordingly.

c.	Please change Automatic Rebalancing to Standard.

Response:  After careful consideration, this should remain Optional.

d.	Under the Long-Term Care Benefits Rider (pgs. 31-40)
•	Please explain substantial/hands-on reference along with the term Medical.
Response:  Hands-on was added to the definition due to a California request.  Also, California asked us to add their state’s program name of Medi-CAL along with the generic Medicare.  As of this date, there have been no California sales.
•	Please explain that LNL not paying costs due to owner already being reimbursed by Medicare/Medi-CAL.
Response:  That is correct, LNL is not paying because it has already been paid.
•	Elimination Period, does this only apply to California.
Response:  This applies to all owners.  It was added to the Special Terms section for clarification purposes.
•
Under Impact of Benefit Payments on Policy Values:  please add “greater than” within the parenthetical (greater than or equal to the Policy’s Specified Amount if issued in the Sate of California).  Also, indicate that the added language relates to California.

Response:  Pursuant to your request, we have revised accordingly.
•	Reinstatement of Rider: Does the 5-month special provision only applicable to California.
Response:  Yes, the 5-month special provision is only applicable to California.  Pursuant to your request, we have revised accordingly.

e.	Value Protection Rider:
•	Please confirm allocation requirements are imposed to reduce the risk of investment losses is captured in the key information table.

Response:  We confirm this is captured in the key information table.

•	Allocation Requirement: Please move narrative under Appendix A “Current Investment Restrictions for Optional Benefits” within the body of the rider.

Response:  Pursuant to your request, we have updated accordingly

10.
Policy Loans (pg. 55-56): Regarding the last paragraph “ Please note that there may be adverse tax consequences in the event that your Policy Lapses with an outstanding loan balance.  Please direct the owner to where it is discussed further in the prospectus.

Response:  Pursuant to your request, we have revised accordingly.

11.	Appendix A: Funds Available Under the Policy

a.	Please provide specific information on current and added restrictions.

Response:  Pursuant to your request, we have revised accordingly.

b.	Please ensure all funds have been assigned a tier and the Average Annual Total Returns have been updated.

Response:  All funds have been reviewed and are assigned to a tier and percentages have been updated.  Please be aware due to these changes there may be significant blacklining within the prospectus.

c.	Please create an Appendix B to address - Current Investment Restrictions for Optional Benefits – Value Protection Rider and separate the fund names in the tiers for clarity.

Response:  Pursuant to your request, we have revised accordingly.

d.	Please move allocation restrictions from the appendix into the rider description.

Response:  Pursuant to your request, we have revised accordingly and updated disclosure under “Principal Risks of Investing in the Policy” (pgs. 13-15) and the “Value Protection Rider” (pgs. 46-48).

Comments on the ISP – Carry through all comments on the statutory prospectus

Cover page:  Please ensure that 10-day language is carried over from the cover page of the statutory prospectus.

Response:  Pursuant to your request, we have revised accordingly.

Please contact me at (336) 691-3892 with any questions or comments about this filing.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Assistant Vice President